August 13, 2025

Frank Karbe
Chief Financial Officer
Cidara Therapeutics, Inc.
6310 Nancy Ridge Dr.
Suite 101
San Diego, CA 92121

        Re: Cidara Therapeutics, Inc.
            Form 10-K for the period ended December 31, 2024
            Filed March 6, 2025
            File No. 001-36912
Dear Frank Karbe:

       We have reviewed your filing and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Annual Report on Form 10-K
Cloudbreak Oncology Pipeline, page 9

1. Please revise the pipeline table in future filings both here and on page 64 to add an additional column for Phase 3 of clinical testing and further revise the table so that there are no more than two preclinical columns. We also note that you have included rows in your pipeline table for the PD-1/CD73 and CCR5 programs, which are minimally discussed in the annual report and for which you have yet to identify a product candidate. In future filings, as applicable, please revise to remove these programs from the table. Alternatively, please provide us with an analysis explaining why each of these programs should be highlighted in your pipeline table.
 August 13, 2025
Page 2

Janssen License Agreement, page 13

2. Please expand your disclosure of the license and technology transfer agreement with
       Janssen in future filings to describe the termination provisions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Chris Edwards at 202-551-6761 or Joe McCann at 202-551-6262 if you
have questions regarding the comments or with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences